U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

21 August, 2017

An Open Letter to The Ensco Board of Directors and Fellow Ensco Shareholders

Dear Fellow Shareholders,
On August 14, 2017, Ensco issued a press release and presentation containing “An Overview of Strategic Rationale and Value” of the proposed Atwood transaction. Unfortunately, as the company continues to defend this misguided transaction, Ensco’s share price continues to lag behind that of its peers, with the cumulative underperformance since the deal’s announcement at ~16-27% (36% in absolute terms). Clearly shareholders do not see either the rationale or the value in this acquisition.
At this time, we own 14.6 million Ensco shares and are among the largest shareholders of Ensco.  After reading Ensco’s new presentation, we are more confident than ever that this expensive, poorly timed, and risky transaction is the wrong path for Ensco. We urge shareholders to vote down this unquestionably value-destructive deal.

Below we address the salient points made by Ensco in its August 14th presentation:

1) Ensco claims that Atwood’s assets are “unique”.  They are not.
There is absolutely nothing “unique” about Atwood’s assets. In fact, it is so difficult to label Atwood’s assets as “unique” that in its latest presentation Ensco had to redefine what it classifies as a “Best-in-Class” asset (compared to their July 2017 and May 2017 presentations). It is very clear that this inconsistency is an attempt to make Atwood’s assets seem far more “special” than they truly are.
It is widely known that there is a very long list of high quality assets in distress (as detailed in our August 3, 2017 presentation).  Moreover, Atwood’s assets alleged “uniqueness” is a diversion from the far more relevant question of how much they are really worth. Whatever one may think about the quality of Atwood’s drillships, Ensco is massively overpaying for them.

2) Ensco claims that this is the “right time” to act, but issuing shares at multi-decade lows while adding leverage is demonstrably value destructive in both bullish and bearish scenarios.
This is the worst time in decades to issue Ensco stock both in absolute and relative terms. Ensco shares are currently trading at their lowest absolute level since the mid-1990s. In relative terms, the proposed transaction crystalizes the most disadvantageous exchange ratio of Ensco stock relative to Atwood in over 17 years. The proposed transaction would increase Ensco’s share count by 45% at very depressed levels. It is insincere to describe the timing of this all-stock transaction as “right”.

Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019

Management points to some positive market data points to justify the timing of this deal. While we are also encouraged by a pickup in contracting activity, this is an all-stock transaction. A vote for the proposed deal is not only a vote to buy Atwood, but also a vote to give away Ensco shares (and upside) and to bail out Atwood shareholders by issuing shares at their lowest levels in decades.  Ensco's timing discussion also fails to address the perilous financial trajectory of Atwood itself, which is particularly important for negotiating leverage and relative valuation considerations. The question of “Why Now?” is more pressing than ever.

3) Even Ensco struggles to demonstrate accretion. Their own forecasts point to ~10-15% cash flow dilution even after 5 years of solid recovery.
Ensco claims that the transaction is “~10% accretive” to shareholders under Case B described in the Form S-4. Even if the ~10% was correct (we believe it is not), this mediocre accretion is completely inadequate to compensate for the increased risk. As detailed in our prior presentation, the generous assumptions used to arrive at this “~10%” accretion suggest that it was very difficult for Ensco and its financial advisor to conclude there was any value creation at all.
This “lose-lose” transaction is clearly dilutive irrespective of one’s view on the cycle. In fact, Ensco’s own cash flow forecasts are dilutive by 10-15% even after 5 years of recovery (Cases A and B). The deal would be even worse in a lower for longer environment as a more prolonged period of higher cash burn would compound the negative leveraging impact of this transaction. By issuing shares at the bottom while adding leverage to the balance sheet, the proposed transaction manages to both curtail upside and materially increase risk.

4) “Implied Per-Floater Valuation” also fails to justify the transaction.
In our opinion, Ensco used a methodology to calculate the “implied value per rig” that significantly understates the price being paid. We think the real value for each of Atwood’s 4 drillships is ~$300 million versus Ensco’s headline number of $222 million. Much more importantly, however, is the fact that Ensco is buying these assets for stock. Therefore, the most relevant question is how does the price paid compare to the valuation at which Ensco is issuing shares.
In our opinion, a “per-floater” valuation is intrinsically flawed and misleading due to the distressed and oversupplied state of the industry. Nevertheless, for illustrative purposes, we calculated the “Implied Value per Best-in-Class” rig in a consistent way for both Atwood and Ensco. The conclusion is that Ensco is selling shares with an “Implied Value per Best-in-Class” rig of ~$200 million to pay ~ $300 million for each of Atwood’s “Best-in-Class” rigs. There is no “compelling value” in buying a supposedly “cheap” asset by issuing even cheaper shares to pay for it.

5) “Alternative Analysis” only underscores the lack of reasonable arguments.
Page 9 of Ensco’s latest presentation had some particularly problematic analyses. Essentially, Ensco compared the future value of Atwood (in a recovery) to the present value of Ensco (at depressed conditions). Ensco’s conclusion was that “recovery-Atwood” would represent a high percentage of “depressed-Ensco’s” current market value (they quoted more than 90%”). Only by taking this novel approach (perhaps one not seen before in the history of corporate finance) could Ensco show that this transaction has “substantial upside”. Clearly, this apples and oranges comparison makes absolutely no sense as it compares the value of two companies in completely different market environments. Ironically, to calculate this supposed “upside”, Ensco is using a reference price for itself of August 9, 2017, after this misguided transaction destroyed 32% of the company’s market value. By this logic, if Ensco shares decline another 50% the Atwood transaction would look even more “compelling”.
Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019

6) “Right is right even if no one is doing it; wrong is wrong even if everyone is doing it.”
Ensco also pointed out the fact that it participated in a “competitive process”. The rationale for a transaction should stand on its own and a deal cannot be justified only because someone else had a similarly bad idea. As we have covered extensively, Ensco has been unable to credibly justify the merits of this transaction using myriad methodologies (Form S-4 included “10-yr DCF”, “Useful Life DCF”, “Discounted equity value analysis”, “Multiples”, not to mention the complete absence of Earnings, Cash Flow or EBTIDA accretion).
On August 15, 2017, Transocean agreed to acquire SongaOffshore. The market’s initial reaction was negative, with Transocean down ~10% since the announcement. As we mentioned in our original letter, we are supporters of smart consolidation. However, and without going into the merits of another transaction, the market is clearly questioning the timing and terms of recent deals.
We continue to think that the best course of action for Ensco is to use the staying power of its superior balance sheet to await compelling opportunities that will emerge among the long list of distressed assets in the market.

The sudden change in Ensco’s definition of “Best-in-Class” assets and the new “alternative” methodologies used to try to defend this transaction are clear attempts to explain the unexplainable. In fact, they prove how difficult it is for the company to justify this deal. The reality is that buying Atwood on these terms is visibly value destructive regardless of whether one has a positive or negative view of the market as it manages to both limit upside (by issuing shares at the bottom) and add risk (by taking on more leverage).
Despite the company’s repeated attempts to rationalize this deal, the market is clearly seeing the damage that this proposed transaction brings to Ensco shareholders, resulting in Ensco’s severe underperformance relative to peers since deal announcement.
We urge fellow shareholders to make their views known and to vote against this misguided deal.

Regards,
Michael Edwards - Partner and US Head
Daniel Henriques - Head of Energy
 Arrowgrass Capital Partners

Arrowgrass is not soliciting proxies relating to the Ensco or Atwood special shareholder meetings and does not have the authority to vote your proxy.  Arrowgrass is not asking for your proxy card and cannot accept your proxy card.  Please DO NOT send us your proxy card.

Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019